Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company Mamma.com Inc. (the “Company”) 388 St. Jacques Street West, 8th Floor Montreal, Quebec H2Y 1S1

Item 2:	Date of Material Change January 23, 2007

Item 3:	News Release Attached as Schedule “A” is the press release in respect of the material change, which was disseminated through CCN Matthews.

Item 4:

Summary of Material Change

On January 23, 2007, the Company announced that Mr. Martin Bouchard, currently Executive Vice-President of the Company, has been appointed President & CEO following the resignation of Mr. Guy Fauré. Mr. Fauré resigned, effective January 31, 2007, from his position as President and Chief Executive Officer and as a member of the Company’s board of directors in order to pursue other business opportunities.

Item 5:

Full Description of Material Change

Mr. Fauré has served on the Company’s board since May 2003 and as President and Chief Executive Officer of the Company since January 2004. The board of directors has accepted his resignation. Mr. Bouchard, co-founder of Copernic, joined the Company following the acquisition of Copernic Technologies Inc. in December 2005 and has been a director of the Company since June 2006. Mr. Bouchard, formerly President and CEO of Copernic Technologies Inc., brings more than 15 years of experience in Information Technology and Internet product development.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7:	Omitted Information No information has been omitted

Item 8:	Executive Officer Name: Daniel Bertrand Title: Executive Vice-President and Chief Financial Officer Telephone: 514-908-4318

Date of Report:	January 25, 2007.

SCHEDULE “A”

Martin Bouchard appointed President & CEO of Mamma.com

Guy Fauré Resigns as President, CEO and a Director

Montreal, Canada, January 23, 2007 - Mamma.com Inc., (the “Company”), (NASDAQ: MAMA) announced today that Mr. Martin Bouchard, currently Executive Vice-President of the Company, has been appointed President & CEO following the resignation of Mr. Guy Fauré. Mr. Fauré resigned, effective January 31, 2007, from his position as President and Chief Executive Officer and as a member of the Company’s board of directors in order to pursue other business opportunities. Mr. Fauré has served on the Company’s board since May 2003 and as President and Chief Executive Officer of the Company since January 2004. The board of directors has accepted his resignation.

“Guy was instrumental in guiding Mamma.com to its current position and has served Mamma.com attentively during some particularly difficult times,” said David Goldman, Executive Chairman of Mamma.com. “We thank him for his years of service to our Company.”

Mr. Bouchard, co-founder of Copernic, joined the Company following the acquisition of Copernic Technologies Inc. in December 2005 and has been a director of the Company since June 2006. Mr. Bouchard, formerly President and CEO of Copernic Technologies Inc., brings more than 15 years of experience in Information Technology and Internet product development. He is an experienced manager and entrepreneur who received several industry awards including the prestigious “Ernst & Young Emerging Entrepreneur of the Year” in 2001, and the “All-time 25 Great Pioneers of IT in Quebec”.

“Martin is an industry visionary who has shown outstanding industry leadership in the development of Copernic’s top-rated search tools and continues to spearhead development of the Company’s products for more efficiently accessing electronic information. Martin and Guy have worked closely on the integration of Copernic with the Company since the acquisition and in developing strategic initiatives for the future. We are excited about working with Martin, whose leadership will be a driving force in shaping and fulfilling the Company’s vision,” stated Chairman Goldman.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World “World Class award” in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

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FOR INFORMATION PLEASE CONTACT:

Martin Bouchard, President and Chief Executive Officer (designate)

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #121

Telephone: (418) 527-0528 ext. 1013

Email: copernicpr@copernic.com

Web site: www.mammainc.com

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